Volaris joins an investment agreement to accelerate Sustainable Aviation Fuel (SAF) production through CleanJoule

Mexico City, Mexico, June 14, 2023 – Volaris (NYSE: VLRS and BMV: VOLAR) (“the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, announces a $50 million investment agreement alongside Indigo Partners, GenZero, Cleanhill Partners, Frontier Airlines, and Wizz Air. The investment aims to accelerate the production of Sustainable Aviation Fuel (SAF) worldwide through the North American startup CleanJoule.

CleanJoule will utilize this investment to develop its technology for producing high-performance and cost-effective SAF from agricultural waste and organic residues. According to the International Air Transport Association (IATA), SAF, with its lower carbon footprint, could potentially contribute up to 65% of the emissions reductions required for the aviation sector to achieve zero emissions by 2050.

As part of the consortium's investment, Volaris, Frontier Airlines, and Wizz Air have agreed to acquire a total of 90 million gallons of SAF, with Volaris estimated to receive 30 million gallons. "The development of sustainable fuel has made significant progress but still faces challenges, such as achieving competitive and cost-effective production volumes, especially for airlines operating under the low-cost model. That is why joining this investment is crucial to ensure the viability of our model and the sustainability of our business,” commented Enrique Beltranena, Volaris' President and CEO.

Through its corporate sustainability strategy, Volaris implements practices that reduce the environmental impact of its operations. As part of this commitment, the airline maintains one of the youngest fleets in the continent, with over 50% of its aircraft being NEO models. In August 2022, Volaris successfully conducted its first flight using a blend of SAF.

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 242 and its fleet from 4 to 123 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, and Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for thirteen consecutive years. For more information, please visit ir.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com